Exhibit 99.2

MINERA ANDES INC.

March 31, 2010

(Unaudited — stated in United States dollars)

INDEX

Notice to reader

Interim Consolidated Financial Statements

•                  Consolidated Statements of Operations and Comprehensive Income (Loss)

•                  Consolidated Balance Sheets

•                  Consolidated Statements of Stockholders’ Equity

•                  Consolidated Statements of Cash Flows

•                  Notes to Consolidated Financial Statements

Notice to Reader — From Minera Andes Inc.

The interim consolidated financial statements of Minera Andes Inc. (‘the Company”) including the accompanying consolidated balance sheets as at March 31, 2010 and December 31, 2009 and the consolidated statements of income and deficit, the consolidated statements operations and other comprehensive income, changes in stockholders’ equity and cash flows for the three month periods ended March 31, 2010 and 2009 are the responsibility of the Company’s management.  The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles for interim financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)

(Unaudited — in U.S. Dollars)

	Three months ended
	March 31,	March 31,
	2010	2009
Income on Investment in Minera Santa Cruz (“MSC”)	$2,222,344	$7,920
Less amortization of deferred costs	(345,688)	(217,000)
Net income (loss) on Investment in MSC (Note 4)	1,876,656	(209,080)
Professional fees	126,255	1,080,115
General and administrative	886,594	1,136,785
Expenses before under-noted	1,012,849	2,216,900
Foreign exchange (gain) loss	(436,711)	826,273
Interest and other income	(8,912)	(9,318)
Interest expense and accretion of debt discount	—	1,143,336
Project loan interest expense (Note 4)	645,116	645,116
Project loan interest income (Note 4)	(645,116)	(645,116)
Write-off of mineral properties and deferred exploration costs (Note 3)	2,142	3,870
Total expenses	569,368	4,181,061
Net income (loss) and other comprehensive income (loss)	1,307,288	$(4,390,141)
Basic income (loss) per common share (Note 5d)	$0.01	$(0.02)
Diluted income (loss) per common share (Note 5d)	$0.01	$(0.02)
Weighted average number of shares, basic	263,782,214	206,984,537
Weighted average numer of shares, diluted	264,414,126	206,984,537

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors:

/s/ Robert R. McEwen	/s/ Allan J. Marter
Robert R. McEwen, President, Chief	Allan J. Marter, Director
Executive Officer and Executive Chairman

MINERA ANDES INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited — in U.S. Dollars)

	As at
	March 31,	December 31,
	2010	2009
ASSETS
Current:
Cash and cash equivalents	$15,247,354	$18,872,312
Receivables and prepaid expenses	244,880	251,508
Project loan interest receivable (Note 4)	8,245,098	7,599,982
Total current assets	23,737,332	26,723,802
Project loan receivable (Note 4)	31,850,000	31,850,000
Mineral properties and deferred exploration costs (Note 3)	25,214,059	19,255,127
Investment in Minera Santa Cruz (Note 4)	90,598,943	88,722,287
Equipment, net	118,187	19,418
Total assets	$171,518,521	$166,570,634
LIABILITIES
Current:
Accounts payable and accrued liabilities	$4,473,769	$2,748,875
Project loan interest payable (Note 4)	8,245,098	7,599,982
Total current liabilities	12,718,867	10,348,857
Project loan payable (Note 4)	31,850,000	31,850,000
Total liabilities	44,568,867	42,198,857

SHAREHOLDERS’ EQUITY
Share capital (Note 5):
Common shares, no par value, unlimited number authorized
Issued March 31, 2010—264,741,621 shares	150,497,433	149,217,538
Issued December 31, 2009—262,908,851 shares
Contributed surplus	19,149,489	19,158,795
Accumulated deficit	(42,697,268)	(44,004,556)
Total shareholders’ equity	126,949,654	124,371,777
Total liabilities and shareholders’ equity	$171,518,521	$166,570,634

Commitments and contingencies (Note 6)
Subsequent events (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited — in U.S. Dollars)

	Common Stock		Contributed	Accumulated
	# Shares	$	Surplus	Deficit	Total
Balance, December 31, 2008	190,158,851	99,652,302	18,020,608	(48,118,008)	69,554,902
Private placement	40,000,000	31,950,960	—	—	31,950,960
Share issue costs, private placement	—	(385,518)	—	(1,320)	(386,838)
Proceeds from short form prospectus financing	30,705,000	20,995,311	—	—	20,995,311
Short form prospectus finanacing share issue costs	—	(1,157,881)	(280,958)	—	(1,438,839)
Fair value of warrants granted for short form prospectus financing	—	(3,544,663)	3,544,663	—	—
Exercise of stock options	2,045,000	1,006,707	—	—	1,006,707
Fair value of stock options exercised	—	700,320	(700,320)	—	—
Stock-based compensation	—	—	197,572	—	197,572
Warrant valuation on expiry of options	—	—	(1,622,770)	—	(1,622,770)
Net income for the year	—	—	—	4,114,772	4,114,772
Balance, December 31, 2009	262,908,851	$149,217,538	$19,158,795	$(44,004,556)	$124,371,777
Exercise of stock options (Note 5a)	130,000	63,170	—	—	63,170
Fair value of stock options exercised	—	47,162	(47,162)	—	—
Stock-based compensation (Note 5b)	—	—	37,856	—	37,856
Exercise of warrants (Note 5a)	1,702,770	1,169,563	—	—	1,169,563
Net income for the period	—	—	—	1,307,288	1,307,288
Balance, March 31, 2010	264,741,621	$150,497,433	$19,149,489	$(42,697,268)	$126,949,654

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited — in U.S. Dollars)

	Three months ended
	March 31,	March 31,
	2010	2009
Cash (used in) / provided by operating activities
Net income (loss) for the period	$1,307,288	$(4,390,141)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Net (income) loss from Investment in MSC (Note 4)	(1,876,656)	209,080
Project loan interest expense (Note 4)	645,116	645,116
Project loan interest income (Note 4)	(645,116)	(645,116)
Accretion of debt discount	—	1,044,733
Write-off of deferred exploration costs	2,142	3,870
Depreciation	(216)	1,240
Stock-based compensation (Note 5)	37,856	42,883
Change in:
Receivables and prepaid expenses	7,263	(20,853)
Accounts payable and accrued liabilities	1,724,976	468,421
Cash used in operating activities	1,202,653	(2,640,767)

Investing Activities:
Purchase of equipment	(99,270)	—
Mineral properties and deferred exploration	(5,961,074)	(543,004)
Changes in due to related party, MSC cash call	—	(11,270,000)
Investment in Minera Santa Cruz (Note 4)	—	575,750
Cash used in investing activities	(6,060,344)	(11,237,254)

Financing Activities:
Shares, warrants, and subscriptions issued for cash, less issue costs	1,232,733	31,738,915
Bank loan interest payable	—	(31,905)
Repayment of bank loan	—	(17,500,000)
Cash provided by financing activities	1,232,733	14,207,010
Increase (decrease) in cash and cash equivalents	(3,624,958)	328,989
Cash and cash equivalents, beginning of period	18,872,312	3,409,593
Cash and cash equivalents, end of period	$15,247,354	$3,738,582

MINERA ANDES INC. —

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(Unaudited — in U.S. Dollars)

1.              NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Minera Andes Inc. (“Minera Andes”, “MAI” or the “Company”) is in the business of acquiring, exploring and evaluating mineral properties, and based on the results of such evaluation, either developing these properties further (by way of joint venture or otherwise) or disposing of them.

The Company’s assets are comprised primarily of (i) a 49% equity interest in Minera Santa Cruz S.A. (“MSC”) which owns the San José gold/silver mine in the Santa Cruz province of Argentina (the San José Mine”); (ii) the Los Azules Copper Project, and (iii) interests in exploration stage properties in the San Juan, the Santa Cruz and the Chubut provinces of Argentina.

The San José Mine is a joint venture between the Company and Hochschild Mining plc pursuant to which title to the assets is held by MSC, an Argentinean corporation.  MSC is owned, as to 49%, by Minera Andes S.A. (“MASA”), an indirect wholly-owned subsidiary of Minera Andes and, as to 51%, by Hochschild Mining (Argentina) Corporation S.A., a subsidiary of Hochschild Mining plc (together with its affiliates and subsidiaries, “Hochschild”).  The San José Mine entered into production in 2008 and is operated by Hochschild.

With the exception of its interest in the San José Mine, the Company is in the process of exploring its other properties and has not yet determined whether these properties, including Los Azules, contain reserves that are economically recoverable. The amounts shown on the Company’s balance sheet as mineral properties and deferred exploration costs represent net costs incurred to date, less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values. The recoverability of amounts shown on the balance sheet for mineral properties and deferred exploration costs depend upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining the financing required to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or proceeds from disposition of the mineral properties. In the future, the Company’s ability to continue its exploration and development activities, will depend in part on the Company’s ability to generate material revenues or to obtain financing through issuance of equity securities, debt financing, joint venture arrangements or other means.

2.              SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

These unaudited interim financial statements have been compiled in United States dollars in accordance with accounting principles generally accepted in Canada for interim reporting using the same accounting policies and measurement criteria as those utilized in the preparation of the Company’s audited consolidated financial statements for the years ended December 31, 2009 and 2008.  These interim financial statements do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the annual financial statements and related notes thereto.

MINERA ANDES INC. —

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(Unaudited — in U.S. Dollars)

3.              MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

2010 COSTS BY PROPERTY — for the period ended March 31, 2010

	San Juan		Santa Cruz	Chubut
Description	Los Azules	San Juan Cateos	Cateos	Cateos	Total
Balance, beginning of period	$15,094,092	$481,503	$3,669,532	$10,000	$19,255,127
Assays and analytical	73,656	—	—	—	73,656
Consulting fees	651,361	—	2,994	558	654,913
Drilling	2,650,160	—	—	—	2,650,160
Geology	563,268	—	56,239	—	619,507
Insurance	441	—	—	—	441
Legal	5,607	—	—	—	5,607
Maintenance	10,783	—	1,408	—	12,191
Materials and supplies	222,020	—	5,341	—	227,361
Project overhead	50,151	—	20,850	—	71,001
Property and mineral rights	1,219,929	—	12,143	1,584	1,233,656
Telephone	3,084	—	—	—	3,084
Travel	325,799	—	3,743	—	329,542
Wages and benefits	79,955	—	—	—	79,955
Write-off of deferred costs	—	—	—	(2,142)	(2,142)
Balance, end of period	$20,950,306	$481,503	$3,772,250	$10,000	$25,214,059

San Juan Project, Argentina

The San Juan Project comprises four properties, which includes Los Azules in southwestern San Juan province. At present, these lands are not subject to a royalty; however, the government of San Juan has not waived its rights to retain up to a 3% “mouth of mine” royalty from production (see Note 6a). Land holding costs for 2010 are estimated at $0.04 million.

Santa Cruz Projects, Argentina

The Company currently controls 18 (2009 — 9) cateos and 42 (2009 — 36) manifestations of discovery in the Santa Cruz province. Land holding costs for 2010 are estimated at $0.01 million. The Company has been actively exploring in the region since 1997. The properties have been acquired on the basis of geologic and geochemical reconnaissance.

MINERA ANDES INC. –

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(Unaudited – in U.S. Dollars)

4.    INVESTMENT IN MINERA SANTA CRUZ (MSC) — San José Mine

MSC is owned, as to 49%, by MASA, an indirect wholly-owned subsidiary of Minera Andes Inc. and, as to 51%, by Hochschild.

The Company’s interest in, and the affairs of, MSC are governed by an Option and Joint Venture Agreement dated March 15, 2001 between MASA and Hochschild, as amended by agreements dated May 14, 2002, August 27, 2002 and September 10, 2004, the (“OJVA”).

Under the OJVA the Company is entitled to appoint one of the three members of the Board of Directors of MSC and Hochschild is entitled to appoint the balance of the members of the Board of Directors of MSC.  The OJVA grants the Company a “veto” in respect of certain and very limited matters regarding the affairs of MSC and the operation of the San José Mine. Although the Company is permitted to vote against or otherwise disagree with decisions made by Hochschild in respect of the San José Mine, many decisions have been made, notwithstanding the Company’s express disagreement.

In particular, the Company has a limited, if any, ability to control the timing or amount of cash calls and decisions made in that regard may have an adverse affect on its operations and financial position as there can be no assurance that if made, the Company will have the funds available to satisfy any such cash call when due and that its interest in the San José Mine will not be reduced as a result.

Project financing for the San José Mine has been primarily provided pursuant to a letter agreement dated October 10, 2006 (as amended by agreements dated October 17, 2006, October 24, 2006, January 5, 2007, January 25, 2007, February 26, 2007, February 28, 2007, March 29, 2007, April 26, 2007 and June 29, 2007, the “Project Loan Letter Agreement”) between the Company, MSC and by assignment, Hochschild Mining Holdings Limited (the “Hochschild Lender”), an affiliate of Hochschild Mining plc.

Under the Project Loan Letter Agreement, the Hochschild Lender and the Company agreed to provide MSC with an unsecured bridge loan in the aggregate amount of $20 million (the “Bridge Loan”).  The Project Loan Letter Agreement provides that the Bridge Loan was to be structured as loans to MSC by each of the Company and the Hochschild Lender, in each case, in amounts proportionate to the shareholdings of the Company and Hochschild in MSC.

The Project Loan Letter Agreement, further provides that the loan to be made by the Company to MSC would be structured as (i) a loan by the Hochschild Lender to the Company (the “Project Loan Payable”); and (ii) a corresponding loan by the Company to MSC (the “Project Loan Receivable”).  As a result, the Bridge Loan was made by way of (i) a loan by the Hochschild Lender to MSC in an amount equal to 51% of the amount of the Bridge Loan; (ii) a loan by the Hochschild Lender to the Company in an amount equal to 49% of the amount of the Bridge Loan; and (iii) a corresponding loan by the Company to MSC in the same amount and on the same terms as the preceding loan by the Hochschild Lender to the Company. Both the Project Loan Payable and the Project Loan Receivable bear interest at the same rate and upon the same terms (including repayment).

The Project Loan Letter Agreement also provides for a permanent secured project loan in the aggregate amount of $65 million (the “Project Loan”), structured in the same manner as the Bridge Loan, and replacing the Bridge Loan, to be documented in definitive agreements, which, have not yet been entered into.

Amounts advanced under the Project Loan Letter Agreement by the Hochschild Lender to the Company and then by the Company to MSC are currently unsecured except that, as security for the loan made by

MINERA ANDES INC. –

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(Unaudited – in U.S. Dollars)

4. INVESTMENT IN MINERA SANTA CRUZ (MSC) — San José Mine — continued

the Hochschild Lender to the Company, the Company has pledged to the Hochschild Lender, its right to the repayment of the corresponding loans made by the Company to MSC.

The Hochschild Lender and MSC have agreed that until the definitive agreements are finalized, no payment of interest or principal will be due.

The Project Loan currently bears fixed interest at LIBOR plus 2.50% as of the inception of the loan.  The interest rates are 7.86% on $9.8 million and 8.21% on $22.1 million. It has been agreed that once the definitive agreements are finalized, interest will increase to LIBOR plus 2.85% and will be subject to interest rate fluctuations.

As at March 31, 2010, and December 31, 2009, the entire Project Loan ($65 million), had been advanced. The Company’s 49% share of the Project Loan was $31.85 million.  Therefore, the Company has recorded the Project Loan Payable and the Project Loan Receivable in offsetting amounts. The project loan receivable/payable was advanced to MSC by Hochschild on the Company’s behalf. The related interest income/expense will be paid to the Hochschild Lender by MSC on the Company’s behalf.

On March 17, 2010, the Company received a Summons and Complaint in connection with a lawsuit commenced by affiliates of Hochschild Mining plc against MAI and a subsidiary in the State of New York.  The lawsuit pertains to the project finance loans made by Hochschild to MSC. Hochschild, among other claims, claims the Company refused to sign formal project loan documentation and caused undue delay of the same.  Hochschild has demanded that the Court order Minera Andes to sign formal loan documents for the project finance loans, prevent Minera Andes from interfering with the making of payments by Minera Santa Cruz in relation to the project finance loans, require Minera Andes to repay to Hochschild the benefits that Minera Andes has received from the project finance loans and establish the priority of other shareholder loans owed by Minera Santa Cruz to Hochschild and Minera Andes.

The Company is reviewing in detail the claim by Hochschild with its legal advisors and will respond accordingly.  This lawsuit does not impact the Company’s financial statements for the period ended March 31, 2010.  At this time, the Company is not able to estimate the impact of this claim for future periods.

The Company’s share of earnings and losses from our investment in MSC is included in the consolidated statement of operations and is equal to 49% of the below net income of $2.4 million for the period ended March 31, 2010, and loss of $1.8 million for the period ended March 31, 2009.

MINERA ANDES INC. –

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(Unaudited – in U.S. Dollars)

4.    INVESTMENT IN MINERA SANTA CRUZ (MSC) — San José Mine — continued

The investment in MSC is comprised of the following:

	As at
	March 31,	December 31,
	2010	2009

Investment in MSC, beginning of period January 1:	$88,722,287	$80,343,647
Income from equity investment	1,186,224	6,620,750
Amortization of pre 2008 capitalized interest income on loans to MSC	383,782	1,320,992
Interest expensed by MSC and included in equity method pickup, net of income taxes	652,338	2,645,555
Income on Investment in MSC	2,222,344	10,587,297
Less:
Amortization of deferred costs	(345,688)	(1,238,674)
Advances returned during the period	—	(575,750)
Derecognition of deferred costs	—	(394,233)

Investment in MSC, end of period	$90,598,943	$88,722,287

	Period Ended
	March 31,	March 31,
	2010	2009

Summary of MSC’s financial information from operations:
Sales - MSC 100%	$27,796,390	$21,117,321
Net income (loss) - MSC 100%	2,420,866	(1,804,858)
Minera Andes Inc. portion (MAI) - 49%	1,186,224	(884,380)
Equity adjustments:
Amortization of pre 2008 capitalized interest income on loans to MSC	383,782	241,000
Interest expensed by MSC and included in equity method pickup, net of income taxes	652,338	651,300

Income on investment in MSC	2,222,344	7,920
Less: amortization of deferred costs	(345,688)	(217,000)

Net income (loss) on investment in MSC	$1,876,656	$(209,080)

MINERA ANDES INC. –

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(Unaudited – in U.S. Dollars)

5.    SHARE CAPITAL

a.   Changes to Share Capital — Issued, Allotted, and/or Subscribed

i.              During the period ended March 31, 2010, 1,702,770 warrants were exercised at an exercise price of C$0.70 for proceeds to the Company of C$1.2 million ($1.2 million).

ii.           During the period ended March 31, 2010, 130,000 stock options were exercised at an average exercise price of C$0.50 for proceeds to the Company of C$0.1 million ($0.1 million).

b.   Stock Options

The aggregate number of shares issuable upon exercise of all options granted under the Minera Andes Stock Option Plan (the “Plan”) shall not exceed 10% of the Company’s issued and outstanding common shares up to a maximum of 18,940,243 (2009 — 18,940,243) shares. Under the Plan, no participant may be granted an option to purchase shares, which exceeds the number of shares permitted to be issued under the Plan pursuant to the rules or policies of any stock exchange on which the common shares are then listed. Under the Plan, the exercise price of each option shall be determined by the directors and shall not be less than the closing price of the Company’s common shares on the stock exchange on which the shares are listed on the last trading day immediately preceding the day on which the options are granted.

Options granted under the Plan will not be transferable and, if not exercised but subject to the authority of the Board to extend such time, will expire twelve (12) months following the date the optionee ceases to be a director, officer, employee or consultant of the Company by reason of death, or three (3) months after ceasing to be a director, officer, employee or consultant of the Company for any reason other than death.

Stock options granted to a director, officer, employee, or consultant are exercisable for either a five or ten year period. Incentive stock options granted either vest immediately or 33 1/3% at each twelve (12) month interval following the date of grant, or 25% at each six (6) month interval following the date of grant.

At March 31, 2010, 6,234,243 (December 31, 2009 — 5,044,243) options were available for grant under the Plan.

In connection with the vesting of certain non-employees, employees and directors stock options, the Company recorded stock option compensation for period ended March 31, 2010, of $0.1 million (2009 $0.1 million).

MINERA ANDES INC. –

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(Unaudited – in U.S. Dollars)

5.  SHARE CAPITAL — continued

b.   Stock Options — continued.

A summary of the status of the Plan as of March 31, 2010, and December 31, 2009, and changes during the periods ended is as follows:

	Three months ended			Year ended
	March 31, 2010			December 31, 2009
	Options	Weighted Avg. Exercise Price (C$)		Options	Weighted Avg. Exercise Price (C$)
Outstanding at beginning of period	7,835,000	C$	1.27	10,985,000	C$	1.15
Granted	—		0.00	620,000		0.69
Exercised	(130,000)		0.50	(2,045,000)		0.55
Cancelled/Forfeited	(600,000)		1.50	(625,000)		1.31
Expired	(590,000)		1.49	(1,100,000)		1.11
Outstanding at end of period	6,515,000	C$	1.24	7,835,000	C$	1.27

Exercisable at end of period	5,828,332	C$	1.30	6,990,000	C$	1.33

	Three months ended March 31, 2010		Year ended December 31, 2009
Weighted average grant-date fair value of options granted	C$	0.00	C$	0.42

The weighted average remaining contractual life of outstanding options is 2.14 years at March 31, 2010 (December 31, 2009 — 2.15 years).

At March 31, 2010, options were held by directors, officers, employees and non-employees as follows:

Number of Options	Exercise Price		Expiry Date
875,000	C$	0.60	December 28, 2010
3,510,000	C$	1.51	December 27, 2011
250,000	C$	1.73	September 4, 2012
100,000	C$	1.35	February 13, 2013
150,000	C$	0.31	March 21, 2013
710,000	C$	1.36	May 23, 2013
300,000	C$	0.81	September 11, 2013
200,000	C$	0.73	March 1, 2014
200,000	C$	0.67	March 13, 2014
220,000	C$	0.66	September 30, 2014
6,515,000

MINERA ANDES INC. –

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(Unaudited – in U.S. Dollars)

5.  SHARE CAPITAL — continued

c.     Warrants

A summary of the status of the outstanding warrants at March 31, 2010, and December 31, 2009, and changes during the periods ended on those dates is:

	Three months ended			Year ended
	March 31, 2010			December 31, 2009
	Warrants	Weighted Avg. Exercise Price (C$)		Warrants	Weighted Avg. Exercise Price (C$)

Outstanding and exercisable at beginning of period	17,055,273	C$	1.20	21,039,665	C$	1.91
Issued	—		—	15,352,500		1.25
Expired	(3)		—	(19,336,892)		2.10
Exercised	(1,702,770)		0.70	—		—
Outstanding and exercisable at end of period	15,352,500	C$	1.25	17,055,273	C$	1.20

At March 31, 2010, there were full warrants held for the purchase of the Company’s common shares as follows:

Number of Warrants	Exercise Price		Expiry Date

15,352,500	C$	1.25	August 19, 2014

d.    Basic and Diluted Income (Loss) per Common Share

Basic income (loss) per share is calculated by dividing net income (loss) applicable to common shareholders by the weighted-average number of common shares outstanding for the period.

For the period ended March 31, 2010, potentially dilutive common shares relating to options and warrants outstanding totaling 395,281 and 236,631, respectively, were included in the computation of earnings per share. 19,922,500 options and warrants were not included in the computation because their effect was anti-dilutive.  For the period ended March 31, 2009, all warrants and stock options were anti-dilutive and as such were not included.

MINERA ANDES INC. –

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(Unaudited – in U.S. Dollars)

5.    SHARE CAPITAL — continued

d.   Basic and Diluted Income (Loss) per Common Share — continued

Three months ended
March 31, 2010

Net income available to shareholders	$1,307,288

Weighted average shares outstanding
Basic	263,782,214
Effect of dilutive stock options	395,281
Effect of dilutive warrants	236,631
Diluted	264,414,126
Stock options excluded from dilution	4,570,000
Warrants excluded from dilution	15,352,500

Net income per share
Basic	$0.01
Diluted	$0.01

6.              COMMITMENTS AND CONTINGENCIES

a.   Mineral rights in Argentina are owned by the federal government and administered by the provinces.  The provinces can levy a maximum 3% “mouth of mine” (gross proceeds) royalty. The provinces of Mendoza and Neuquén have waived their right to this royalty.  The provinces of Río Negro, San Juan and Chubut have not yet established a policy regarding the royalty.

b. On December 2, 2003, the Company signed an agreement that obligated it to pay N.A. Degerstrom, Inc. (the vendor of the original exploration properties), a royalty of $0.3 million, if any of the properties owned at the date of signing the agreement, other than the properties comprising the San José Mine, meet certain conditions such as bankable feasibility or commercial production prior to December 2, 2013.  As of March 31, 2010, no payments are required to be made under that agreement.

c.   As of March 31, 2010, MSC signed agreements with third party providers relating to the operation of the San José Mine.  Our 49% portion of these commitments is approximately $4.3 million.

7.  RELATED PARTY TRANSACTIONS

The Company pays a management service fee to a related party, 2083089 Ontario Inc. (“208”) under the terms of a management services agreement.  208 is a company controlled by Mr. McEwen, the chairman and chief executive officer of the Company and beneficial owner of more than 5% of our voting securities. Mr. McEwen is also the chief executive officer and director of 208, which provides

MINERA ANDES INC. –

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(Unaudited – in U.S. Dollars)

7.      RELATED PARTY TRANSACTIONS — continued

management services to a number of entities in which Mr. McEwen has significant equity interests. The management service fees cover inter-alia, rent, personnel, office expenses, and other administrative services on a cost recovery basis. During the periods ended March 31, 2010, and 2009, the Company owed fees of $39,876 and $nil, respectively, to 208.

MSC is also a related party of the Company.  The Company owns 49% of MSC. See note 4.

8.     FINANCIAL INSTRUMENTS

During the period ended March 31, 2010, and the year ended December 31, 2009, the Company used a mixture of cash and debt to maintain an appropriate capital structure and ensure sufficient liquidity to meet the needs of the business. The Company has not executed any interest rate contracts or other derivative financial instruments to manage the risks associated with its operations and, therefore, in the normal course of business the Company is inherently exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, credit risk, liquidity risk and commodity price fluctuations.

The Company holds certain financial instruments such as cash and cash equivalents, receivables, the Project Loan Receivable, the Project Loan Payable and related interest receivable and payable, accounts payable and accruals. All financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are recorded in the balance sheet either at fair value or at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows:  held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings.  Available-for-sale financial instruments are measured at fair value with change in fair value recorded in other comprehensive income until the instrument is derecognized.

The Company has classified its cash and cash equivalents as held-for-trading.  Receivables and Project Loan and interest receivable were classified as loans and receivables.  Accounts payable and accruals, Project Loan and interest payable, bank loan and related party payable were classified as other financial liabilities.

The carrying value and fair value of the Company’s financial assets and liabilities as at March 31, 2010, and December 31, 2009, is summarized as follows:

	March 31, 2010		December 31, 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
Held-for-trading	$15,247,354	$15,247,354	$18,872,312	$18,872,312
Loans and receivables	$40,095,098	$40,095,098	$39,500,262	$39,500,262
Other liabilities	$44,433,867	$44,433,867	$42,063,857	$42,063,857

The fair value of the cash and cash equivalents, receivables, current Project Loan interest receivable, accounts payable and accruals, and current Project Loan interest payable,  and related party payable approximate their fair values due to their short term nature.  The fair value of the non-current debt approximates the amortized cost as the interest rates reflect the estimated market rates.

RISK MANAGEMENT

Foreign currency exchange risk

The Company is exposed to foreign currency risk on fluctuations in its Canadian denominated cash,

MINERA ANDES INC. –

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(Unaudited – in U.S. Dollars)

8.          FINANCIAL INSTRUMENTS - continued

accounts payable and accrued liabilities.  The net asset amount of Canadian dollars subject to foreign currency fluctuations as at March 31, 2010, was equal to $12.9 million.  As a result, every percentage change in the US/Canada exchange rate will affect its income by approximately $0.1 million, on a per annum basis.  As at March 31, 2010, the Company also had cash, accounts payable, and accrued liabilities denominated in Argentinean pesos.  However, these amounts are typically only held (in the case of cash) or outstanding (in the case of accounts payable and accrued liabilities) for a short period of time so the foreign exchange risk is minimal.  The Company does not use derivative instruments to mitigate such risks.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at March 31, 2010, the Company had an outstanding balance of $31.9 million under the Project Loan Payable, plus accrued interest. The Project Loan Payable consists of two loans which bear fixed interest at a rate of LIBOR plus 2.5% as of the inception of the loan (7.86% on $9.8 million and 8.21% on $22.1 million). As the terms on the Project Loan Receivable are the same as the terms of the Project Loan Payable there is no interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, and the Project Loan Receivable and interest due thereon.

The Company’s cash and cash equivalents consist of deposit instruments that are held with major financial institutions in Canada and are not considered a material credit risk to the Company.  The Company also holds US dollars in an account at a United States financial institution and pesos in an international bank in Argentina.  Funds held in the US and Argentina are held for the purposes of meeting existing accounts payable and current payroll.  The credit risk of cash and cash equivalents held outside of Canada is not considered a material credit risk to the Company.

Management has determined that the credit risk associated with the Project Loan Receivable is mitigated by positive cash flows anticipated from MSC, frequent receipt of financial information regarding the operations of MSC, MSC’s proven and probable reserve report, the present value of silver and gold, and financial support by its majority shareholder, Hochschild.  Moreover, the Project Loan Receivable will not be collected until the Project Loan Payable is paid, and the Project Loan Payable will only be paid if the Project Loan Receivable is also paid.  Management does not believe that the Project Loan Payable and Project Loan Receivable present significant credit risk, however, should MSC be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to a loss arising from the Project Loan Receivable is equal to its total carrying value on the balance sheet.  The Company has not used derivative instruments to mitigate such risks associated with credit risk.

Liquidity risk

The Company’s approach to managing the liquidity risk is to provide reasonable assurance that it can provide sufficient capital to meet liabilities when due. The Company’s ability to settle short-term and long-term liabilities when due is dependent on future liquidity from capital sources or positive cash flows from its projects. At March 31, 2010, the Company’s accounts payables and accrued liabilities were approximately $4.5 million all of which are due for payment within normal terms of trade which is generally 30 to 60 days. The Company regularly reviews its receivable balances and follows up on amounts past due. Should sufficient cash not be available to settle liabilities, the Company also relies on

MINERA ANDES INC. –

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(Unaudited – in U.S. Dollars)

8.          FINANCIAL INSTRUMENTS- continued

equity, third-party and related party financing to manage its liquidity and the settlement of liabilities.  The Company has not used any derivative or other financial instruments to mitigate this risk.

Commodity price risk

The Company’s profitability depends on metal prices for gold and silver and, if other projects enter into production, on copper prices and other base metals. Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and political and economic conditions of major gold, silver and copper-producing countries throughout the world.  The Company has not and may not be able to hedge in respect of gold and silver sales arising from its equity investment in MSC, nor does MSC hedge its sales. In the event that the Company’s other projects enter into production and revenue contracts are entered into in respect of other commodities and base metals, including copper, the Company will reconsider the relative merits of entering into commodity price hedges.

9.  SUBSEQUENT EVENTS

On April 1, 2010, the Company filed a Statement of Claim in the Supreme Court of British Columbia against TNR Gold Corp and it subsidiary, Solitario Argentina S.A. (together (“TNR). The claim pertains to a purported 25% back-in right by TNR to certain properties comprising the Company’s Los Azules copper project. The Company rejects the right of TNR to back-in to any portion of the Los Azules copper project. This lawsuit does not impact the Company’s financial statements for the period ended March 31, 2010.  At this time, the Company is not able to estimate the impact of this claim for future periods.

10.  COMPARATIVE FIGURES

Certain financial statement line items from prior periods have been reclassified to conform with the current year’s presentation. These reclassifications had no effect on the net loss and accumulated deficit as previously reported.